Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of
December 31, 2020, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-38818

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22333 Classic Court
(No. and Street)

Lake Barrington	**Illinois**	**60010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Moise **847-304-1550**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9501 W. 171st Street, Ste H-103	**Tinley Park**	**IL**	**60487**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, **Fred D. Handler, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Research & Trading, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



OFFICIAL SEAL
LORI MUZINIC
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/24/23

_____
Signature

Chief Executive Officer
Title

_____
Notary Public

STATE __IL__ COUNTY __Lake__
SIGNED BEFORE ME 19 DAY Feb, 20 21
NOTARY PUBLIC Lori Muzinic

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) Any report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Arbor Research & Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arbor Research & Trading, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Arbor Research & Trading, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arbor Research & Trading, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 9, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

ARBOR RESEARCH & TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents	$ 2,370,472
Clearing Account Deposits with Broker-Dealers	2,339,708
Receivable from Clearing Broker-Dealers	1,327,752
Subscriptions Receivable	242,271
Receivable from related party	13,325
Furniture, Equipment, Softare and Leasehold Improvements Net of accumulated depreciation and amortization of $4,220,499	142,750
Right of Use Asset	868,500
Prepaids and Other Assets	179,114
TOTAL	$ 7,483,892

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Deferred subscription revenue	$ 933,506
Lease liabilities	954,715
Payable to related party	71,630
Other accounts payable and accrued expenses	331,483
Total liabilities	2,291,334
MEMBER'S EQUITY:	
Member's Equity	5,192,558
TOTAL	$ 7,483,892

The accompanying notes are an integral part of this financial statement

ARBOR RESEARCH & TRADING, LLC

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holdings, LLC (the "Mezzanine"). The Mezzanine is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Revenue Recognition — The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured. Securities trading transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

Commission Expense —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed on a straight-line basis over the term of the subscription.

Furniture, Equipment, Software and Leasehold Improvements — Furniture, equipment, software and leasehold improvements is stated at historical cost and consists of furniture and fixtures, equipment, software and leasehold improvements. Furniture, fixtures and equipment are depreciated based upon their useful life, generally five or seven years, software is amortized over its useful life of five years and leasehold improvements are amortized over the life of the lease of five years.

Income Taxes — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. The Company and Mezzanine are disregarded entities for federal income tax purposes. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of

the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise tax.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2019, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition. The tax years for the years ended December 31, 2018 through December 31, 2020 remain subject to examination by taxing authorities.

Concentration of Cash — The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Fair Value Measurement — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $2,338,813 as a Level 1 security at December 31, 2020. The investment is reported at fair value based on end of day quoted market price.

Leases — In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative

ARBOR RESEARCH & TRADING, LLC

periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability, of $858,300 and $884,411, respectively, on the Statement of Financial Condition at the beginning of the respective leases. The standard did not materially impact operating results or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 6.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital, as defined, of $4,615,079, which was $4,515,079 in excess of its required minimum net capital of $100,000.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $895 and an investment of $2,338,813 in a U.S. Treasury Bill that matures on February 18, 2021.

5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2020.

6. COMMITMENT

The Company has obligations as a lessee for office space and office equipment with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases multiple office spaces under individual operating agreements that expire at various intervals until December 2025.

The Company has also entered into individual operating leases for market information services terminals that expire at various intervals until August 2022.

The Company has entered into an operating lease for office equipment that expires June 2021.

Other information related to leases at December 31, 2020:

Supplemental cash flow information:
  Cash paid for amounts included in the measurement of lease liabilities:
    Operating cash flow from operating leases $ 902,959

  ROU assets obtained in exchange for lease obligations:
    Operating leases $ 868,500

  Reductions to ROU assets resulting from reductions to lease obligations:
    Operating leases $ 256,782

Weighted average remaining lease term:
  Operating leases   5 years

Weighted average discount rate:
  Operating leases   4.75%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

Year Ending December 31	Total
2021	$ 431,310
2022	228,613
2023	111,146
2024	113,933
2025	116,771
Total undiscounted lease payments	$ 1,001,773
Less: Imputed interest	(47,058)
Total lease liabilitites	$ 954,715

The total expense for the year ended December 31, 2020 relating to the office leases were $327,368, market information services terminals were $551,309 and office equipment lease of $24,282, respectively.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $71,630 as of December 31, 2020.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2020.

The Company incurred professional fees charged from the Mezzanine during 2020, all of which were paid as of December 31, 2020.

The Company and the Mezzanine entered into an expense sharing agreement during 2015, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine related to Clarity BidRate Alternative Trading System, are to be reimbursed by the Mezzanine to the Company. During 2020, the Company recorded reimbursements of $198,244 under this agreement and had outstanding receivables from the Mezzanine of $13,533 included in receivable from related party on the statement of financial condition as of December 31, 2020.

The Company and the Mezzanine entered into an expense sharing agreement during 2016, whereby certain expenses incurred by the Company, but pertaining to the activities of the Mezzanine related to Gluskin Sheff + Associates, are to be reimbursed by the Mezzanine to the Company. During 2020, the Company recorded reimbursements of $8,827 under this agreement and had no outstanding receivables from the Mezzanine included in receivable from related party on the statement of financial condition as of December 31, 2020.

The Company and Clarity Markets Holdings, LLC entered into an expense sharing agreement during 2019 whereby certain expenses incurred by the Company, but pertaining to the activities of Clarity Markets Holdings, LLC, related to Clarity BidRate Alternative Trading System, are to be reimbursed by Clarity Markets Holdings, LLC to the Company. During 2020, the Company recorded reimbursements of $13,325 included in professional fees on the statement of operations, under this agreement and had outstanding receivables from Clarity Markets Holdings, LLC of $13,325 included in receivable from related party on the statement of financial condition as of December 31, 2020.

8. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2020:

Furniture	337,507
Equipment	2,830,117
Leasehold Improvements	179,943
Software	1,015,682
Total Furniture and Equipment	$ 4,363,249
Less Accumulated depreciation and amortization	4,220,499
Furniture and equipment, net	$ 142,750

9. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

* * * * *